FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from September 21, 2002 to November 26, 2002

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

The following attached documents are filed under this Form 6-K:

Exhibit A:

Third Quarter Report to Shareholders for the Period Ended September 30, 2002.

REPORT TO SHAREHOLDERS

Third Quarter 2002

(all amounts in US$ unless otherwise noted)

Significant events during the third quarter of 2002:

•

Noranda’s 2002 drilling program results in 72% increase in tonnage of secondary copper mineralizaton at the La Fortuna area, El Morro project.

•

Drilling program completed at the Los Colorados property, MIMK project.

•

Drilling program planned for 4th quarter 2002 at the Mara Rosa project.

CHILE

El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. In September 1999 Noranda entered into a joint venture to earn a 70% interest in the El Morro project. The following items remain to be completed by Noranda in order for it to earn a 70% interest in the project:

•

Cash payment to Metallica totaling $10 million by September 2005.

•

Fund 100% of project related costs until the $10 million payment is made to Metallica.

In addition, Noranda is required to complete a bankable feasibility study on the project by September 2007.

The joint venture agreement also provides Metallica with a one-time election to have Noranda provide 70% of Metallica’s 30% share of the development costs at Noranda’s cost of financing plus 1%. This election will result in Noranda providing 91% of the capital necessary to develop the El Morro project.

In September 2001 Noranda released an Inferred Mineral Resource Estimate for the deposit of 410 million tonnes of material grading 0.61% copper and 0.56 grams of gold per tonne at a cutoff grade of 0.4% copper

Noranda’s 2002 drilling program at the El Morro project consisted of an additional 40 drill holes totaling 15,368 meters. This program was designed to test a number of exploration targets on the 236 square kilometer property as well as to better define and expand the La Fortuna deposit identified in 2001.

In September 2002 Noranda calculated the following updated Inferred Mineral Resource estimate for the La Fortuna area:

Cutoff	Tonnes	Copper	Gold	Copper lbs	Gold oz
Grade	(000)	(%)	(g/t)	(billions)	(millions)
(% cu)
0.3	590,000	0.56	0.46	7.3	8.7
0.4	465,000	0.61	0.50	6.2	7.4
0.5	340,000	0.67	0.51	5.0	5.6

The 2002 Inferred Mineral Resource estimate is calculated down to a 3,400-meter elevation, which is 100 meters deeper than the 2001 estimate. One core hole, DDHF-39 drilled at the La Fortuna area, contained mineralization averaging 0.65% copper and 0.53 grams of gold per tonne over its entire 970-meter vertical depth. This hole extends over 325 meters below the depth of the 2002 Inferred Mineral Resource estimate. Based on geological cross-sections and assays from DDHF-39, Metallica estimates that an additional possible mineral deposit of over 100 million tonnes grading 0.55% copper and 0.46 grams of gold per tonne at a copper cutoff grade of 0.4% lies beneath the 2002 Inferred Mineral Resource estimate. This possible mineral deposit is conceptual in nature and may be the target of future exploration. It is uncertain if further exploration will convert the possible mineral resource into an inferred mineral resource.

This drilling extended the known La Fortuna mineralization to the north, northwest and at depth resulting in the higher-grade copper/gold mineralization now extending over an area of approximately 750 meters by 900 meters. The secondary copper blanket was expanded to the north and northwest, covering an area of approximately one kilometer in length, between 300 and 600 meters in width and a thickness of approximately 50 meters. The secondary copper mineralization increased from 60 tonnes grading 0.76% copper and 0.27 grams of gold per tonne in 2001 to 103 tonnes grading 0.71% copper and 0.35 grams of gold per tonne in 2002. This represents a 72% increase in the tonnes of secondary copper mineralization, or an additional 600 million pounds, when compared to Noranda’s 2001 Inferred Mineral Resource estimate. The increase in secondary copper mineralization is potentially very significant in the economics of the La Fortuna deposit through a reduction in the waste to ore ratio.

It is anticipated that Noranda will have spent $10 million on land acquisition and exploration costs at the El Morro project by the end of the calendar year 2002.

MEXICO

Cerro San Pedro Project (50%)

The Cerro San Pedro gold-silver heap leach project is owned and operated by Metallica’s 50% owned Mexican affiliate, Minera San Xavier S.A. de C.V. (“MSX”). Glamis Gold Ltd is the project manager and owner of the remaining 50% interest in MSX. Glamis also has the obligation to provide the financing necessary to construct the project. The required federal and state mining permits necessary for mine construction have been received.

EXPLORATION

Metallica’s 100% owned MIMK project is a generative exploration program designed to explore for El Morro type copper-gold deposits using a combination of satellite imaging and field reconnaissance. The MIMK project consists of four copper-gold porphyry exploration properties that are located in a general area that extends approximately 60 kilometers west and 100 kilometers south of the El Morro project. New targets continue to be identified and evaluated.

In September 2002 Metallica completed a 1,554-meter drilling program at one of the MIMK properties, the Los Colorados property. The drilling program consisted of six widely spaced holes that were drilled to depths from 96 to 459 meters. Anomalous copper mineralization was encountered in all of the drill holes with gold values in all holes being less than 0.1 gram per tonne. Metallica is evaluating these results in conjunction with other targets in the MIMK program.

In November 2002 Metallica commenced a 1,000-meter drilling program at its 100% owned Mara Rosa project in Brazil. The program will consist of five drill holes targeting gold anomalies that lie along the geological trend of the Posse gold deposit. The Posse deposit has an inferred mineral resource containing approximately 726,000 ounces of gold and produced approximately 31,000 ounces of gold from 1992 to 1995.

Metallica continues to aggressively pursue new projects and growth opportunities.

On behalf of the Board of Directors,

Richard J. Hall

President and Chief Executive Officer

November 20, 2002

METALLICA RESOURCES INC .
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(unaudited)	September 30,	December 31,
U.S. Dollars	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$4,977,505	$2,562,101
Value-added tax and other
current assets	209,906	220,064
	5,187,411	2,782,165

Mineral properties and deferred
exploration expenditures (Note 3)	12,490,660	11,786,622
Fixed assets, net	95,116	93,436
Other assets	106,484	106,633
Total assets	$17,879,671	$14,768,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and
accrued liabilities	$191,386	$289,577
Provision for reclamation costs	25,000	25,000
Current portion of long-term debt	100,000	150,050
	316,386	464,627

Shareholders’ equity:
Share capital (Note 4)
32,443,205 common shares issued
(2001: 28,472,978)	43,062,683	38,964,222
Deficit	(25,499,398)	(24,659,993)
	17,563,285	14,304,229

Total liabilities and
shareholders’ equity	$17,879,671	$14,768,856

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.

C/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100, Littleton, Colorado 80122 USA

Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com;  website: www.metal-res.com
Share Listings: TSX: MR;  OTCBB:METLF

METALLICA RESOURCES INC .

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended		Nine Months Ended
(unaudited)	September 30,		September 30,
U.S. Dollars	2002	2001	2002	2001

Interest income	$21,287	$ 14,793	$ 48,291	$ 61,964
General and administrative
expense	170,826	172,068	741,367	548,938
Exploration expense	65,893	63,977	147,452	157,238
Loss before income taxes	(215,432)	(221,252)	(840,528)	(644,212)
Income tax (benefit) provision	(6,123)	2,494	(1,123)	7,694
Loss for the period	(209,309)	(223,746)	(839,405)	(651,906)
Deficit, beginning
of period	(25,290,089)	(21,262,127)	(24,659,993)	(20,833,967)
Deficit, end of period	$(25,499,398)	$ (21,485,873)	$(25,499,398)	$ (21,485,873)
Loss per share	$(0.01)	$ (0.01)	$ (0.03)	$ (0.02)

Weighted average
number of common
shares outstanding	32,437,803	27,377,582	30,908,144	27,180,369

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC .
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
(unaudited)	September 30,		September 30,
U.S. Dollars	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITES
Loss for the period	$(209,309)	$ (223,746)	$(839,405)	$ (651,906)
Non-cash items:
Depreciation and
amortization	2,598	1,475	6,012	4,259
Cash provided by (used for)
working capital
and other assets:
Value-added tax and
other current assets	23,844	(68,872)	10,158	(18,989)
Accounts payable and
accrued expenses	(122,434)	21,249	(127,862)	(88,436)
Other assets	(260)	(75)	149	26,363
	(305,561)	(269,969)	(950,948)	(728,709)

CASH FLOWS FROM INVESTING ACTIVITES
Mineral properties and deferred
exploration expenditures	(264,683)	(200,651)	(647,538)	(712,660)
Fixed asset (acquisitions)
disposals	(3,055)	7,331	(16,713)	20,116
	(267,738)	(193,320)	(664,251)	(692,544)
CASH FLOWS FROM FINANCING ACTIVITES
Contributions to joint venture
by joint venture partner	–	–	–	977,788
Commom shares issued for
cash, net of issue costs	–	–	–	4,053,853
Proceeds from exercise of
Warrants	–	123,088	–	123,088
Proceeds from exercise of
stock options	–	74,025	26,800	74,025
Repayment of long-term debt	–	–	(50,050)	(75,050)

	–	197,113	4,030,603	1,099,851

Increase (decrease) in cash
and cash equivalents	(573,299)	(266,176)	2,415,404	(321,402)

Cash and cash equivalents,
beginning of period	5,550,804	2,284,482	2,562,101	2,339,708

Cash and cash equivalents,
end of period	$4,977,505	$ 2,018,306	$4,977,505	$ 2,018,306

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash on hand and balances
with banks	$251,457	$ 328,433	$ 251,457	$ 328,433
Short-term investments	$4,726,048	$ 1,689,873	$4,726,048	$ 1,689,873

NON-CASH FINANCING AND OPERATING ACTIVITIES:

Settlement of retirement
plan obligation with
common shares	$4,457	$ 15,632	$ 17,808	$ 15,632

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES  INC .

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2001.

2.   Segment Information

The Company’s operations are limited to a single industry segment being the acquisition, exploration and, if practicable, development of mineral properties.

3.  Mineral Properties and Deferred Exploration Expenditures

	Cerro San Pedro,	El Morro,	MIMK,
	Mexico	Chile	Chile	Total
Balance at January 1, 2002	$ 10,664,140	$ 957,452	$ 165,030	$ 11,786,622
Deferred exploration expenditures	290,279	66,048	347,711	704,038
Balance at September 30, 2002	$ 10,954,419	$ 1,023,500	$ 512,741	$ 12,490,660

4.  Share Capital

Common shares issued and outstanding

	Shares	Amount
Balance at January 1, 2002	28,472,978	$ 38,964,222
Shares issued in private placement	3,900,000	4,053,853
Exercise of stock options	50,000	26,800
Shares issued for retirement plan	20,227	17,808
Balance at September 30, 2002	32,443,205	$ 43,062,683

Share options

In January 2002 the Company granted 87,500 employee share options at an exercise price of $1.39 per share. Total share options issued and outstanding as of September 30, 2002 total 2,007,083, with exercise prices ranging from Cdn$0.45 to Cdn$2.24 per share.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $6,388 and $19,164 for the three month and nine month periods ended September 30, 2002, respectively. The pro forma effect on loss for the period, and basic and diluted loss per share, for the three month and nine month periods ended September 30, 2002 had the Company followed the fair value method of accounting for stock-based compensation is as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2002	2002
Loss for the period	$209,309	$839,405
Compensation expense	6,388	19,164
Pro forma loss for the period	$215,697	$858,569
Basic and diluted loss per share:
As reported	$0.01	$0.03
Pro forma	$0.01	$0.03

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 2 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

The Company reported a loss of $209,309 ($0.01 per share) for the three months ended September 30, 2002 as compared to a loss of $223,746 ($0.01 per share) for the same period last year. The decrease in loss of $14,437 for the three months ended September 30, 2002 results from an increase in interest income in the current period of $6,494 due to higher invested cash balances resulting from cash proceeds from shares issued in a private placement in April 2002. In addition, income taxes decreased by $8,617 when compared to the preceding period due to a decrease in an estimated tax liability of a foreign subsidiary.

The loss for the nine months ended September 30, 2002 was $839,405 ($0.03 per share) compared with a loss of $651,906 ($0.02 per share) for the same period last year.  The decrease in loss of $187,499 for the nine months ended September 30, 2002 is primarily attributable to an increase in general and administrative expenses of $192,429 in the current period due to payment of management incentive bonuses and payroll burden totaling $165,100 and salary increases in the current period totaling approximately $11,000.There were nil bonuses paid in the preceding period.

Liquidity and Capital Resources

The Company had a decrease in cash and cash equivalents of $573,299 for the three months ended September 30, 2002, compared to a decrease in cash and cash equivalents of $266,176 for the three months ended September 30, 2001.The increase in cash outflows of $307,123 is primarily due to proceeds from the exercise of stock options and warrants totaling $197,113 in the preceding period versus nil in the current period. In addition, cash and cash equivalents used for working capital purposes in the current period increased by $50,967 when compared to the preceding period, and expenditures on deferred exploration in the current period exceeded expenditures in the preceding period by $64,032.

Cash and cash equivalents for the nine months ended September 30, 2002 increased by $2,415,404 as compared to a decrease in cash and cash equivalents of $321,402 for the nine months ended September 30, 2001. The increase in cash inflows of $2,736,806 results primarily from $4,053,853 of proceeds from a private placement and exercise of stock options in the current period as compared to $197,113 of proceeds from the exercise of stock options and warrants in the preceding period.The preceding period also reflects proceeds from contributions to joint venture by joint venture partner of $977,788 versus nil the current period. In addition, general and administrative expenses for the nine months ended September 30, 2002 exceeded general and administrative expenses for the preceding period by $192,429.

The Company capitalized mineral property and deferred exploration expenditures totaling $340,295 and $200,651 during the three months ended September 30, 2002 and 2001, respectively. For the three months ended September 30, 2002, $23,196 was capitalized on the El Morro project, $215,817 was capitalized on the MIMK project and $101,282 was capitalized on the Cerro San Pedro project. For the three months ended September 30, 2001, $50,703 was capitalized on the Mara Rosa project, $16,366 was capitalized on the El Morro project, $11,112 was capitalized on the MIMK project and $122,470 was capitalized on the Cerro San Pedro project. The carrying value of the Mara Rosa project was written off at December 31, 2001. Expenditures on the El Morro project do not reflect over $9 million of expenditures made to date by the Company’s joint venture partner, Noranda Inc., pursuant to its earn-in requirement.

The Company capitalized mineral property and deferred exploration expenditures totaling $704,038 and $712,660 for the nine months ended September 30, 2002 and 2001, respectively. For the nine months ended September 30, 2002, $66,048 was capitalized on the El Morro project, $347,711 was capitalized on the MIMK project and $290,279 was capitalized on the Cerro San Pedro project. For the nine months ended September 30, 2001, $149,984 was capitalized on the Mara Rosa project, $16,366 was capitalized on the El Morro project, $40,250 was capitalized on the MIMK project and $506,060 was capitalized on the Cerro San Pedro project.

The Company had cash and cash equivalents totaling $4,977,505 at September 30, 2002, which is adequate to fund the Company’s planned level of expenditures for at least the next two years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ___”Bradley J. Blacketor”__

Name:

Bradley J. Blacketor

Title:

Chief Financial Officer

Dated:  November 26, 2002